LEHMAN BROTHERS INCOME FUNDS

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

The following series and classes of Lehman Brothers Income Funds are subject to this Plan Pursuant to Rule 12b-1, at the fee rates specified:

Fee (as a Percentage of Average
Trust Class	Daily Net Assets of the Class)

Neuberger Berman Strategic Income Fund	0.10%

Dated: September 26, 2008